# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dianthus Therapeutics, Inc., CIK 0001690585
CUSIP: 252828108
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 7 Time Square, 43rd Floor, New York, New York (NY), 10036
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-022890
Filed by CIK 0001952107

## Reporting persons
- BCLS Fund III Investments, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,689,707; sole dispositive power 0; shared dispositive power 2,689,707; aggregate amount beneficially owned 2,689,707 (8.8% of the class)

## Item 1. Issuer
Name of issuer: Dianthus Therapeutics, Inc.
Address of issuer's principal executive offices: 7 Times Square, 43rd Floor, New York, New York 10036

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by BCLS Fund III Investments, LP, a Delaware limited partnership (the "Reporting Person").

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company ("BCLSI"), is the manager of Bain Capital Life Sciences III General Partner, LLC, a Delaware limited liability company ("BCLS Fund III GP"), which is the general partner of Bain Capital Life Sciences Fund III, L.P., a Delaware limited partnership ("BCLS Fund III"), which is the managing member of BCLS Fund III Investments GP, LLC, a Delaware limited liability company (together with the Reporting Person, BCLSI, BCLS Fund III GP and BCLS Fund III, the "Bain Capital Life Sciences Entities"), which is the general partner of the Reporting Person. As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person.
Address of principal business office or, if none, residence: The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.
Citizenship: Each of the Bain Capital Life Sciences Entities is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2024, the Reporting Person held 1,689,374 shares of Common Stock and a pre-funded warrant to purchase up to 1,000,333 shares of Common Stock, together representing approximately 8.8% of the outstanding Common Stock.

The Reporting Person is prohibited from exercising the pre-funded warrant if, as a result of such exercise, the Reporting Person would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such exercise.

The calcualtion of beneficial ownership is based on (i) 29,596,965 shares of Common Stock outstanding as of November 5, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 and (ii) 1,000,333 shares of Common Stock that may be issued upon the exercise of the pre-funded warrant held by the Reporting Person.
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See Item 4(a) hereof.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See Item 4(a) hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BCLS Fund III Investments, LP: /s/ Ricky Sun, Ricky Sun, Partner of Bain Capital Life Sciences Investors, LLC (02/14/2025)